UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SCG FINANCIAL ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78404K103	13D	Page 1 of 10 Pages

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,643,810 outstanding shares of the Issuer’s common stock, including 9,523,810 outstanding shares of the Issuer’s common stock as of December 31, 2012, as set forth in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2013, plus 120,000 shares of the Issuer’s common stock issued to DRW Commodities, LLC on February 8, 2013 pursuant to the transaction reported herein.

CUSIP No.	78404K103	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,643,810 outstanding shares of the Issuer’s common stock, including 9,523,810 outstanding shares of the Issuer’s common stock as of December 31, 2012, as set forth in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2013, plus 120,000 shares of the Issuer’s common stock issued to DRW Commodities, LLC on February 8, 2013 pursuant to the transaction reported herein.

CUSIP No.	78404K103	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,474,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,474,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,643,810 outstanding shares of the Issuer’s common stock, including 9,523,810 outstanding shares of the Issuer’s common stock as of December 31, 2012, as set forth in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2013, plus 120,000 shares of the Issuer’s common stock issued to DRW Commodities, LLC on February 8, 2013 pursuant to the transaction reported herein.

CUSIP No.	78404K103	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,474,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,474,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%(1)
14	TYPE OF REPORTING PERSON OO

 (1) Based on 9,643,810 outstanding shares of the Issuer’s common stock, including 9,523,810 outstanding shares of the Issuer’s common stock as of December 31, 2012, as set forth in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2013, plus 120,000 shares of the Issuer’s common stock issued to DRW Commodities, LLC on February 8, 2013 pursuant to the transaction reported herein.

CUSIP No.	78404K103	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,236,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,474,450
	10	SHARED DISPOSITIVE POWER 1,523,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,998,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 9,643,810 outstanding shares of the Issuer’s common stock, including 9,523,810 outstanding shares of the Issuer’s common stock as of December 31, 2012, as set forth in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2013, plus 120,000 shares of the Issuer’s common stock issued to DRW Commodities, LLC on February 8, 2013 pursuant to the transaction reported herein.

CUSIP No.	78404K103	13D	Page 6 of 10 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of SCG Financial Acquisition Corp. (the “Issuer”).  The purpose of this Amendment is to report the acquisition by DRW Commodities of an aggregate of 120,000 shares of the common stock, par value $0.0001 per share, of the Issuer, which Wilson and DRW Holdings may be deemed to beneficially own.    Except as otherwise indicated herein, the information in the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On February 8, 2013, the Issuer issued to DRW Commodities 120,000 shares (the “Commitment Fulfillment Shares”) of the Issuer’s Common Stock, as consideration for the fulfillment by DRW Commodities, as assignee of the obligations of DOOH Investments, of the stock purchase commitment under the Equity Commitment Agreement between DOOH Investments and the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

DRW Commodities, an affiliate of DOOH Investments to which DOOH Investments assigned its obligations under the Equity Commitment Agreement, acquired the Commitment Fulfillment Shares for investment purposes and as consideration for the fulfillment by DRW Commodities, as assignee of the obligations of DOOH Investments, of the stock purchase commitment under the Equity Commitment Agreement between DOOH Investments and the Issuer.  DRW Commodities has waived, with respect to the Commitment Fulfillment Shares, any redemption rights that it may have in connection with the consummation of the Issuer’s initial business combination with Reach Media Group Holdings, Inc. (“RMG Holdings”). See Item 6, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           Based on information contained in the Tender Offer Statement on Schedule TO filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 11, 2013, as of December 31, 2012, there were 9,523,810 shares of Common Stock outstanding.  Based on the foregoing, and taking into account the additional 120,000 shares of Common Stock outstanding as a result of the issuance of the Commitment Fulfillment Shares on February 8, 2013, (i) the aggregate of 3,998,260 shares of Common Stock that Wilson may be deemed to beneficially own represented approximately 41.5% of the Common Stock outstanding as of such date; (ii) the 1,523,810 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represented approximately 15.8% of the Common Stock outstanding as of such date; (iii) the 2,474,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represented approximately 25.7% of the Common Stock outstanding as of such date; and (iv) the 3,998,260 shares of Common Stock that all of the Reporting Persons collectively beneficially own represented approximately 41.5% of the Common Stock outstanding as of such date.

CUSIP No.	78404K103	13D	Page 7 of 10 Pages

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each of Wilson, DOOH Manager and DOOH Investments may be deemed to share the power to direct the vote of the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 1,523,810 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and as such each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,474,450 shares of Common Stock held by DRW Commodities.

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Waiver of Redemption Rights

DRW Commodities and the Issuer entered into a letter agreement on February 8, 2013, pursuant to which DRW Commodities waived, with respect to any Commitment Fulfillment Shares, any redemption rights DRW Commodities or any affiliate of DRW Commodities may have in connection with the consummation of the Issuer’s initial business combination with RMG Holdings, including, without limitation, any such rights available in the context of a stockholder vote to approve such business combination or in the context of a tender offer made by the Issuer to purchase shares of its Common Stock in connection with the proposed business combination with RMG Holdings.  DRW Commodities also acknowledged that it has no right, title, interest or claim of any kind in or to any monies held in the trust fund into which a portion of the net proceeds of the Issuer’s initial public offering were deposited (the “Trust Account”) or any other asset of the Issuer as a result of any liquidation of the Trust Account with respect to the Commitment Fulfillment Shares.

CUSIP No.	78404K103	13D	Page 8 of 10 Pages

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibit 99.11:

Exhibit 99.11  Waiver of Redemption Rights.

CUSIP No.	78404K103	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DOOH INVESTMENT MANAGER LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DRW HOLDINGS, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

CUSIP No.	78404K103	13D	Page 10 of 10 Pages

Exhibit Index

Exhibit 99.11   Waiver of Redemption Rights.